February 11, 2019

Attn: Jonathan Burr; James Lopez; Steve Lo; Rufus Decker

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, DC 20549

Re:	Fah Mai Holdings, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed November 27, 2018
File No. 333-226275

Ladies and Gentlemen:

Fah Mai Holdings, Inc. (the “Fah Mai Holdings, Inc.” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 6, 2018, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	We note that you added the legend in response to comment 2 to the registration statement’s facing page, which is not provided to investors with the prospectus. Please relocate this legend to the prospectus cover page as required by Item 501(b)(7) of Regulation S-K.

Response: We have revised as instructed.

2.	We note your response to comment 6 and reissue in part. We note that the description of the cask fraction on your website indicates that “in excess of 20% PA is possible on a small outlay of funds” and that the cask fractions can be traded. Please provide a detailed analysis as to how the federal securities laws apply to the offer and sale of interests in the cask fractions.

Response: We do not believe the federal securities laws apply to our subsidiary’s offer and sale of interests in the cask fractions as our subsidiary does not sell those cask fractions in the United States or to United States investors.

3.	We note in your response to comment 10 that your online whiskey auction business is currently being developed. We also note that on page 26 you state that you have “a significant portfolio of rare whisky assets . . . that [you] sell through [your] website.” Given that you have no revenues to date, please reconcile.

Response: We have revised as instructed.

4.	We note in your response to comment 9 that your offices are located in Thailand and that you conduct your business over the internet. However, your discussion of the existing and probable government regulations does not specifically address any Thailand regulations. Please disclose the effect of the existing or probable governmental regulations on your business in the jurisdictions that you operate and whether any government approvals are required. See Item 101(h)(4)(viii) and (ix) of Regulation S-K.

Response: We have revised as instructed.

5.	Please revise to add disclosure regarding the note payable to a related party, as reflected in the quarter ended June 30, 2018, as required by Item 404(a)(5) of Regulation S-K.

Response: We have revised as instructed.

6.	We note the increase in the amount of common stock outstanding in the most recent amendment. Please provide the disclosure required by Item 701 of Regulation S-K for each transaction.

Response: We have revised as instructed.

7.	Please update your interim period financial statements to September 30, 2018 in your next amendment pursuant to Rule 8-08 of Regulation S-X. In addition, update applicable disclosure and relevant management’s discussion and analysis.

Response: We have done so.

8.	We reviewed the changes you made in response to comment 14. Please revise to provide financial statements for the predecessor through June 8, 2018 (the acquisition date). Any interim period of the predecessor before its acquisition by the registrant should be audited when audited financial statements for the period after the acquisition are presented. Also, revise management’s discussion and analysis to discuss the predecessor’s historical operating results for each period presented.

Response: We have revised as instructed.

9.	Please include a consent from Pinnacle Accountancy Group of Utah for the use of their audit report dated June 12, 2018.

Response: We have done so.

10.	We reviewed the changes you made in response to comment 14. Please remove the pro forma balance sheet information as of March 31, 2018 and December 31, 2017, since the transaction has already been reflected in your historical interim balance sheet. Also, remove the pro forma statement of operations for the three months ended March 31, 2018 and replace it with a pro forma statement of operations for the nine months ended September 30, 2018.

Response: We have done so.

Thank you for your assistance and review.

Sincerely,

Fah Mai Holdings, Inc.

/s/ Louis Haseman

Louis Haseman
Chief Executive Officer